SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. __)*
Sky-mobi Limited

(Name of Issuer)
common shares

(Title of Class of Securities)
G8191R 105

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐     Rule 13d-1(b)
     ☐     Rule 13d-1(c)
     ☑     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

LIST OF EXHIBITS

CUSIP No.	G8191R105

1	NAMES OF REPORTING PERSONS Xplane Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		150,000,000 common shares. Michael Tao Song and Qinyi Zhu may also be deemed to have shared voting power with respect to the above shares, and Li Ou may also be deemed to have shared voting power with respect to 26,530,962 common shares of the above shares. See Item (4) below.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150,000,000 common shares. Michael Tao Song and Qinyi Zhu may also be deemed to have shared dispositive power with respect to the above shares, and Li Ou may also be deemed to have shared dispositive power with respect to 26,530,962 common shares of the above shares. See Item (4) below.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000,000 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

58.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*based on the 257,389,800 common shares outstanding as of December 31, 2010.

CUSIP No.	G8191R105

1	NAMES OF REPORTING PERSONS Michael Tao Song

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,000,000 common shares. See Item (4) below.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		150,000,000 common shares. See Item (4) below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	150,000,000 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	58.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*based on the 257,389,800 common shares outstanding as of December 31, 2010.

CUSIP No.	G8191R105

1	NAMES OF REPORTING PERSONS Qinyi Zhu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,000,000 common shares. See Item (4) below.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		150,000,000 common shares. See Item (4) below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	150,000,000 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	58.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*based on the 257,389,800 common shares outstanding as of December 31, 2010.

CUSIP No.	G8191R105

1	NAMES OF REPORTING PERSONS Li Ou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,530,962 common shares, based on his 17.687% interest in Xplane Ltd. See Item (4) below.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		26,530,962 common shares, based on his 17.687% interest in Xplane Ltd. See Item (4) below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,530,962 common shares, based on his 17.687% interest in Xplane Ltd.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*based on the 257,389,800 common shares outstanding as of December 31, 2010.

ITEM 1(a).	NAME OF ISSUER:
Sky-mobi Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
10/F, Building B, United Mansion No. 2, Zijinhua Road, Hangzhou Zhejiang 310013, The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Xplane Ltd.

Michael Tao Song, Qinyi Zhu and Li Ou

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Xplane Ltd.:

Romasco Place, Wickhams Cay 1, P. O. Box 3140 Road Town, Tortola British Virgin Islands, VG1110

Michael Tao Song, Qinyi Zhu and Li Ou:

10/F, Building B, United Mansion No. 2, Zijinhua Road, Hangzhou Zhejiang 310013 The People’s Republic of China

ITEM 2(c)	CITIZENSHIP:
Xplane Ltd. — British Virgin Islands

Michael Tao Song, Qinyi Zhu and Li Ou— People’s Republic of China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
common shares

ITEM 2(e).	CUSIP NUMBER:
G8191R 105

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the common shares of the issuer by the Reporting Persons is provided as of December 31, 2010:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Xplane Ltd.	150,000,000	58.3%	150,000,000	0	150,000,000	0
Michael Tao Song	150,000,000	58.3%	0	150,000,000	0	150,000,000
Qinyi Zhu	150,000,000	58.3%	0	150,000,000	0	150,000,000
Li Ou	26,530,962	10.3%	0	26,530,962	0	26,530,962
Xplane Ltd., which is controlled by Michael Tao Song and his wife Qinyi Zhu, is the record owner of 150,000,000 common shares of the Company. Li Ou holds a 17.687% interest in Xplane Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Michael Tao Song and Qinyi Zhu may be deemed to beneficially own all the shares held by Xplane Ltd., and Li Ou may be deemed to beneficially own 26,530,962 common shares held by Xplane Ltd.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.	CERTIFICATION:
Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2011

Xplane Ltd.	By:	/s/ Michael Tao Song

Michael Tao Song
Title: Director

Michael Tao Song	By:	/s/ Michael Tao Song

Name: Michael Tao Song

Qinyi Zhu	By:	/s/ Qinyi Zhu

Name: Qinyi Zhu

Li Ou	By:	/s/ Li Ou

Name: Li Ou

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares, par value $0.00005 per share, of Sky-mobi Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2011.

Xplane Ltd.	By:	/s/ Michael Tao Song

Michael Tao Song Title: Director

Michael Tao Song	By:	/s/ Michael Tao Song

Name: Michael Tao Song

Qinyi Zhu	By:	/s/ Qinyi Zhu

Name: Qinyi Zhu

Li Ou	By:	/s/ Li Ou

Name: Li Ou